                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549



                                 FORM N-17f-2



              Certificate of Accounting of Securities and Similar

                         Investments in the Custody of

                        Management Investment Companies

                   Pursuant to Rule 17f-2 [17 CFR 270.17f-2]





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1. Investment Company Act File Number:                                          Date examination completed:

   811-6404, 811-6640, 811-7444, 811-7838                                       November 30, 2002

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2. State identification Number:

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     AL                AK                AZ                AR                CA                CO

     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------

     CT                DE                DC                FL                GA                HI

     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------

     ID                IL                IN                IA                KS                KY

     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------

     LA                ME                MD                MA                MI                MN

     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------

     MS                MO                MT                NE                NV                NH

     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------

     NJ                NM                NY                NC                ND                OH

     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------

     OK                OR                PA                RI                SC                SD

     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------

     TN                TX                UT                VT                VA                WA

     ---------------   ---------------   ---------------   ---------------   ---------------   ---------------

     WV                WI                WY                PUERTO RICO

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     Other (specify):

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3. Exact name of investment company as specified in registration statement:

   American Strategic Income Portfolio Inc.

   American Strategic Income Portfolio Inc. II

   American Strategic Income Portfolio Inc. III

   American Select Portfolio Inc.

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4. Address of principal executive office (number, street, city, state, zip code):

   800  Nicollet Mall

   Minneapolis, MN 55402

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INSTRUCTIONS



This Form must be completed by investment companies that have custody of securities or similar investments.



INVESTMENT COMPANY


1.   All items must be completed by the investment company.


2.   Give this Form to the independent public accountant who, in compliance with

     Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.



ACCOUNTANT


3.   Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.



          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT


                                                                SEC 2198 (11-00)

                        Report of Independent Accountants

The Board of Directors
American Strategic Income Portfolio Inc. and
 American Select Portfolio Inc.

We have examined management's assertion, included in the accompanying "Report of Management on Compliance with Rule 17f-2 of the Investment Company Act of 1940," that the American Strategic Income Portfolio Inc. and American Select Portfolio Inc. (referred to collectively as the Funds) complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (the
Act) as of November 30, 2002 with respect to securities and similar investments in whole loans reflected in the investment accounts of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 2002, and with respect to agreement of security and similar investments purchases and sales, for the period from October 31, 2002 (date of last examination) through November 30, 2002:

   - Count and inspection of underlying documentation of securities and similar investments in whole loans designated as being held in the vault of U.S. Bank National Association (the Custodian) in St. Paul, Minnesota;

   - Review of underlying documentation maintained by the Custodian for securities and similar investments in whole loans in transit with the respective loan servicer organization;

   - Confirmation of all securities and similar investments held by the Federal Reserve Bank of Minneapolis and the Depository Trust Company in book entry form;

   - Reconciliation of confirmation results as to all such securities and investments in whole loans to the books and records of the Funds and the Custodian;

   - Confirmation of all reverse repurchase agreements with brokers/banks and agreement of underlying collateral with Custodian records; and

   - Agreement of investment purchase and sales were not performed for the period from October 31, 2002 (date of our last examination) through November 30, 2002, as no purchase or sale transaction occurred during the period.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2002, with respect to securities and similar investments in whole loans reflected in the investment accounts of the Funds, is fairly stated, in all material respects, except for a specific instance of noncompliance with subsection (b), as discussed below.

As discussed in management's assertion, included in the accompanying "Report of Management on Compliance with Rule 17f-2 of the Investment Company Act of 1940," the following noncompliance occurred at the Funds as of November 30, 2002. The underlying documentation for one of the investments in whole loans was unable to be located at the Custodian. However, we were able to review alternative documentation supporting the Funds' original investment in this loan. We also reviewed documents received from the servicer for cash payment received on this investment in whole loans subsequent to our count date of November 30, 2002.

This report is intended solely for the information and use of the Board of Directors and management of the First American Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                /s/ Ernst & Young LLP


Minneapolis, Minnesota
February 15, 2003

            Report of Management on Compliance with Rule 17f-2 of the
                         Investment Company Act of 1940

February 15, 2003

I, as a member of management of American Strategic Income Portfolio Inc. and American Select Income Portfolio Inc. (referred to collectively as the Funds), am responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2 "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. I also am responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 30, 2002 and for the period from October 31, 2002 (date of last examination) through November 30, 2002.

Based on this evaluation, I assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2002 and for the period from October 31, 2002 (date of last examination) through November 30, 2002, with respect to securities and similar investments in whole loans reflected in the investment accounts of the Funds, except for one investment in whole loans for which the underlying documentation was unable to be located at U.S. Bank National Association, the Custodian.


 /s/ Robert H. Nelson
-----------------------------------
Robert H. Nelson
Chief Operating Officer
U.S. Bancorp Asset Management, Inc.

                        Report of Independent Accountants

The Board of Directors
American Strategic Income Portfolio Inc. II and
 American Strategic Income Portfolio Inc. III

We have examined management's assertion, included in the accompanying "Report of Management on Compliance with Rule 17f-2 of the Investment Company Act of 1940," that the American Strategic Income Portfolio Inc. II and the American Strategic Income Portfolio Inc. III (referred to collectively as the Funds) complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2002 with respect to securities and similar investments in whole loans reflected in the investment accounts of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 2002, and with respect to agreement of security and similar investments purchases and sales, for the period from October 31, 2002 (date of last examination) through November 30, 2002:

   - Count and inspection of underlying documentation of securities and similar investments in whole loans designated as being held in the vault of U.S. Bank National Association (the Custodian) in St. Paul, Minnesota, without prior notice to management;

   - Review of underlying documentation maintained by the Custodian for securities and similar investments in whole loans in transit with the respective loan servicer organization;

   - Confirmation of all securities and similar investments held by the Federal Reserve Bank of Minneapolis and the Depository Trust Company in book entry form;

   - Reconciliation of confirmation results as to all such securities and investments in whole loans to the books and records of the Funds and the Custodian;

   - Confirmation of all reverse repurchase agreements with brokers/banks and agreement of underlying collateral with Custodian records; and

   - Agreement of two investment purchases since our last examination from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2002, with respect to securities and similar investments in whole loans reflected in the investment accounts of the Funds, is fairly stated, in all material respects, except for specific instances of noncompliance with subsection (b), as discussed below.

As discussed in management's assertion, included in the accompanying "Report of Management on Compliance with Rule 17f-2 of the Investment Company Act of 1940," the following noncompliance occurred at the Funds as of November 30, 2002. The underlying documentation for three of the investments in whole loans was unable to be located at the Custodian. However, we were able to review alternative documentation supporting the Funds' original investment in these loans. We also reviewed documents received from the servicers for cash payments received on these three investments in whole loans subsequent to our count date of November 30, 2002.

This report is intended solely for the information and use of the Board of Directors and management of the First American Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

                                                /s/ Ernst & Young LLP


Minneapolis, Minnesota
February 15, 2003

            Report of Management on Compliance with Rule 17f-2 of the
                         Investment Company Act of 1940

February 15, 2003

I, as a member of management of American Strategic Income Portfolio Inc. II and American Strategic Income Portfolio Inc. III (referred to collectively as the Funds) am responsible for complying with the requirements of subsections (b) and
(c) of Rule 17f-2 "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. I also am responsible for establishing and maintaining effective internal control over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 30, 2002 and for the period from October 31, 2002 (date of last examination) through November 30, 2002.

Based on this evaluation, I assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2002 and for the period from October 31, 2002 (date of last examination) through November 30, 2002, with respect to securities and similar investments in whole loans reflected in the investment accounts of the Funds, except for three investments in whole loans for which the underlying documentation was unable to be located at U.S. Bank National Association, the Custodian.


 /s/ Robert H. Nelson
-----------------------------------
Robert H. Nelson
Chief Operating Officer
U.S. Bancorp Asset Management, Inc.